

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Via E-mail
Michael Ward
President and Chief Executive Officer
Silver Butte Co.
45 N.E. Loop 410, Suite 495
San Antonio, TX 78216

> **Re: Silver Butte Co.**
> **Amendment No. 2 to Form 8-K**
> **Filed May 12, 2011**
> **Amendment No. 3 to Preliminary Information Statement on Schedule 14C**
> **Filed May 12, 2011**
> **File No. 1-05790**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Preliminary Information Statement on Schedule 14C

Purpose and Effect of the Increase in Company Authorized Capital

1. We note your response number 3. Expand your disclosure to cite the provisions of paragraph 3.6(c) of your By-Laws and explain why you believe that it did not require you to seek shareholder approval of the Share Exchange Agreement.

<u>Amendment No. 3 to Preliminary Information Statement on Schedule 14C and Amendment No. 2 to Form 8-K Filed May 12, 2011</u>

<u>Directors, Executive Officers, Promoters and Control Persons</u>

2.   We note your response to our prior comment 5 from our letter dated April 29, 2011 and reissue the comment in part. Please revise your disclosure to reflect the current status of Tidelands Oil and Gas Corporation with the OTCBB. In particular, we note the statement that Tidelands Oil and Gas Corporation "is now publicly traded on the OTC bulletin board exchange."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Gregory M. Wilson, Esq.